END Management Company

811 Main Street, Suite 2100

Houston, Texas 77002

August 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	END Management Company (File No. 333-194738-03)
Request for Withdrawal of Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, END Management Company (the “Co-Registrant”) respectfully requests the immediate withdrawal of the Registration Statement on Form S-3 (File No. 333-194738-03) with respect to the Co-Registrant, together with all exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2014.

The Co-Registrant confirms that no 6.5% convertible notes or related guarantees were, or will be, sold pursuant to the Registration Statement. The Co-Registrant respectfully notes that the Registration Statement on Form S-3 (File No. 333-194738) remains effective with respect to the primary registrant thereunder, Endeavour International Corporation.

Thank you for your assistance in this request. If you have any questions or require any further information, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592.

Sincerely,

END MANAGEMENT COMPANY

By:	/s/ Catherine L. Stubbs
Name: Catherine L. Stubbs
Title: Senior Vice President and Chief Financial Officer